EXHIBIT 1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:                      REPORTING ISSUER

     Barrick Gold Corporation
     Brookfield Place
     TD Canada Trust Tower
     161 Bay Street, Suite 3700
     P.O. Box 212
     Toronto, ON  M5J 2S1

ITEM 2:                      DATE OF MATERIAL CHANGE

     October 29, 2007

ITEM 3:                      PRESS RELEASE

     A press release was issued by Barrick Gold Corporation ("Barrick") on October 29, 2007.

ITEM 4:                      SUMMARY OF MATERIAL CHANGE

    Barrick has announced that it will make an offer for all the outstanding shares of Arizona Star Resource Corp. ("Arizona Star") for CDN $18.00 in cash per share.  Barrick has also announced that is has entered into a support agreement with Arizona Star, pursuant to which the board of directors of Arizona Star has agreed to support Barrick's offer.

ITEM 5:                      FULL DESCRIPTION OF MATERIAL CHANGE

     Please see press release attached hereto.

ITEM 6:                      RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL
                                     INSTRUMENT 51-102

     Not applicable.

ITEM 7:                      OMITTED INFORMATION

     Not applicable.

ITEM 8:                      SENIOR OFFICER

     The following senior officer of Barrick is knowledgeable about the material change and this report:

     Sybil E. Veenman
     Vice-President, Assistant General Counsel and Corporate Secretary
     (416) 307-7470

ITEM 9:                      STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.

     DATED at Toronto, Ontario this 5th day of November, 2007.

by	(signed) Sybil E. Veenman
Sybil E. Veenman
Vice-President, Assistant General Counsel and Corporate Secretary